SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
Dated May 30, 2003

COMMISSION FILE NUMBER 0-28778

TESCO CORPORATION
(Exact name of Registrant as specified in its charter)

CANADA
(State or other jurisdiction of incorporation or organization)

6204 — 6A STREET SOUTHEAST, CALGARY, ALBERTA, CANADA T2H 2B7
(Address of principal executive office)

Registrant’s telephone number, including area code: (403) 233-0757

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F                         Form 40-F     ✓

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(o) under the Securities Exchange Act of 1934.)

Yes                              No     ✓

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tesco Corporation

/s/ Bruce F. Longaker

Bruce F. Longaker Executive Vice President, Finance and Chief Financial Officer
Date: May 30, 2003

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Number

Q1 Report	Ex-99

Tesco Corporation
2003 First Quarter Report
Three months ended March 31, 2003

Selected Consolidated Financial Information

The following is a summary of selected consolidated financial information of the Corporation for the periods indicated:

	Quarters ended

	03/31/03	12/31/02	09/30/02	06/30/02	03/31/02

	(Millions of dollars)
Revenues	46.8	41.4	38.2	34.4	38.4
Gross profit	18.9	17.4	13.8	14.4	13.1
Margin %	40%	43%	36%	42%	34%
Product development expense	2.8	1.6	3.1	3.1	4.0
Selling, general and administrative expense	9.6	10.1	6.8	9.1	7.6
Depreciation and amortization	3.7	3.6	2.9	2.7	2.9
Financial (income) expense	2.3	1.5	(0.2)	0.6	0.8
Income taxes	0.2	0.6	0.4	(0.4)	(0.9)
Net earnings (loss)	0.3	0.2	0.8	(0.8)	(1.3)
Diluted earnings (loss) ($ per share):	$0.01	$0.01	$0.02	$(0.02)	$(0.04)
Cash	32.6	58.7	91.3	113.3	131.8
Working capital	132.1	139.1	161.6	179.5	198.3
Total assets	348.2	348.4	345.1	343.3	346.1
Long term debt	68.2	72.8	73.6	70.4	73.9
Shareholders’ equity	242.6	240.1	240.2	239.4	238.1
Share trading data:
Volume (millions of shares)	6.2	5.1	4.6	9.0	13.1
Closing price ($ per share)	$15.08	$18.72	$13.31	$16.85	$19.85

Management’s Discussion and Analysis

This discussion of the Corporation’s financial results, position and prospects is based on information available at May 15, 2003 and should be read in conjunction with the consolidated financial statements of the Corporation for the three months ended March 31, 2003 and 2002.

Results of operations

Quarters ended March 31, 2003 and 2002

Revenues

Operating results for the quarter ended March 31, 2003 reflect a strengthening of drilling activity relative to the conditions that prevailed in the first quarter of the previous year, although activity levels, particularly in the Corporation’s important north American market, were still below those achieved in the first quarter of 2001. The average number of active drilling rigs, as reported by Baker Hughes, for the first calendar quarter of the last three years was:

	Quarters ended March 31

	2003	2002	2001

United States	901	818	1,139
Canada	494	383	515
Latin America (including Mexico)	217	225	261
Europe, Africa and Middle East	349	342	314
Asia Pacific	178	165	149

Worldwide average	2,139	1,933	2,378

1  TESCO CORPORATION 2003 FIRST QUARTER REPORT

Wellsite Services Division

The following is a summary of the third party revenues of the Wellsite Services Division for the periods indicated:

	Quarters ended March 31

		$000
	2003	2002	2001

Portable Top Drives	21,287	22,741	31,661
Casing Drilling™	5,509	1,559	2,987
Casing Running	5,803
Well Control	1,116	834	2,068
Underbalanced Drilling			3,527
Other	16	89	4,172

	33,731	25,223	44,415

Revenue from the operation of portable top drives for the first quarter of 2003 was adversely affected by the exchange rate of the US dollar to the Canadian dollar. The average exchange rate for the first quarter of 2003 was US$1 to Canadian $1.53; the comparable rate for the first quarter of 2002 was US$1 to Canadian $1.60. Substantially all top drive operations revenue earned outside of Canada is denominated in US dollars or currencies tied to the US dollar. Also, top drive activity in the key US market was slow to respond to the pick up in drilling activity as operators focused their drilling in low cost areas such as the west Texas and mid-Continent regions, where most drilling occurs without the benefit of a top drive, and rigs with permanently installed top drives were put back into service in preference to those requiring a rental top drive.

The geographical distribution of top drive operating days and average daily operating rates over the first calendar quarter of the last three years are as follows:

			Operating days
	2003		2002		2001

Region	Days	%	Days	%	Days	%
United States	1,231	23	1,673	32	3,133	42
Canada	1,425	27	1,193	23	1,623	22
S. America	487	9	769	15	1,124	15
Mexico	1,095	21	843	16	672	9
Asia/Pacific	554	11	473	9	559	7
Europe, Africa, Middle East	453	9	248	5	388	5

	5,245		5,199		7,499

Average daily operating rates	$4,059		$4,374		$4,222

Revenues from Casing Drilling™ increased in line with expectations, reflecting the fact that all three of the Corporation’s current generation Casing Drilling™ rigs are now operating in south Texas. There was also a small revenue contribution from the Mexican Casing Drilling™ contract, with the first well being spudded on March 20, 2003. Casing running revenues derive almost exclusively from Bo Gray, the casing running business acquired by Tesco in November 2002, which continues to perform in accordance with management’s expectations.

Products Division

The following is a summary of the revenues of the Products Division for the periods indicated:

	Quarters ended March 31

		$000
	2003	2002	2001

Portable Top Drives - unit sales	7,397	9,993	5,886
- parts sales and service	4,507	2,877	2,425
Drilling Rigs			2,222
Other	1,134	402	75

Total third party	13,038	13,272	10,608
Internal sales	17,403	2,425	10,721

Total revenues	30,441	15,698	21,329

TESCO CORPORATION 2003 FIRST QUARTER REPORT  2

Products Division revenues from third parties continue to be related primarily to the Corporation’s portable top drive product. The Corporation completed and delivered six top drive systems to customers in the first quarter of 2003, compared with five in the comparable quarter last year. In addition, Tesco generated revenue of $4.5 million from the sale of parts and service to support previously sold top drives, an increase of 57% in revenues from this source from the comparable quarter last year. This indicates continued growth of this business as the number of customers who own Tesco top drives increases.

Internal sales of equipment in the quarter consist primarily of Casing Drilling™ equipment, including the delivery of the third current generation Casing Drilling™ rig. Management expects that this focus on producing Casing Drilling™ equipment will continue, with additions to the top drive operations fleet being limited to meeting requirements to replace or upgrade existing units.

Gross Profit

Two factors adversely affected the margin in the first quarter of 2003. First, an increased revenue contribution from Casing Drilling™, which at this stage of the commercialization process is still attracting a higher level of costs in the field than management expects will be the case as Tesco and its customers become more familiar with the Casing Drilling™ process. Secondly, the fact that much of the Corporation’s manufacturing cost base is denominated in Canadian dollars while the majority of the Corporation’s revenues are denominated in US dollars has meant that the declining US dollar exchange rate against the Canadian dollar has the effect of reducing gross profit.

Product Development Expense

Product development activities continue to be directed at improving the tools and process for Casing Drilling™.

Selling, General & Administrative Expense

The Corporation has, over the last three years, increased its underlying selling, general and administrative cost structure to address the need to develop and promote its products and services around the world. Management believes that this objective has now been achieved and is in the process of exploring ways in which the cost structure can now be rationalized to focus the organization’s efforts on those products and services and regions of the world that demonstrate a substantial and profitable market potential.

Depreciation and Amortization

The Corporation depreciates its major drilling equipment on a usage basis, resulting in a depreciation expense that tracks activity levels and the level of investment in fixed assets. Also, in 2002, Tesco established a program of scheduled, periodic maintenance for drilling equipment. Included in depreciation and amortization expense is the expense of amortizing costs deferred under this program. For the first quarter of 2003, this amounted to $0.8 million; there was no such expense in the comparable period in 2002.

Financial (Income) Expense

	Quarters ended March 31

		$000
	2003	2002	2001

Interest income	(199)	(687)	(914)
Interest expense	1,340	1,392	1,366

Net interest expense	1,141	705	452
Foreign exchange (gain)loss	1,134	236	901
Other financial items	58	(120)	357

	2,333	821	1,710

Net interest expense for the first quarter of 2003 reflects a substantial decline in interest income earned by the Corporation, a result of the continuing investment of cash in the growth of the business. Interest expense is almost exclusively related to the issue of Senior Notes, which are denominated and require the payment of interest in US dollars. The interest expense associated with this debt therefore fluctuates with changes in the US/Canadian dollar exchange rate.

3  TESCO CORPORATION 2003 FIRST QUARTER REPORT

During the three months ended March 31, 2003, the exchange rate for the US dollar dropped from 1.57 Canadian dollars on January 1 to 1.47 Canadian dollars on March 31. As a result, the Corporation has recorded a substantial foreign exchange loss for the first quarter of 2003 on the reduction in the Canadian dollar value of its holdings of US dollar denominated net financial assets. Over the comparable period in the prior year, the Canadian/US dollar exchange rate was essentially unchanged and the foreign exchange loss reported for that period arose primarily from fluctuations in the exchange rates between the Canadian dollar and currencies other than the US dollar in which the Corporation conducts portions of its business, such as the Mexican Peso and Venezuelan Bolivar.

Liquidity and Capital Resources

Over the last year, Tesco has made a substantial investment in working capital and capital assets in response to initiatives to commercialize the Casing Drilling™ process and rationalize its manufacturing capacity. In particular, the Corporation has:

·	Invested $23.0 million to build three state of the art Casing Drilling™ rigs;

·	Acquired a casing running business (Bo Gray) in the United States for $16.8 million;

·	Purchased land for the construction of a consolidated manufacturing and operations facility in Calgary for $11.0 million;

·	Invested $4.8 million in building Casing Drilling™ tools and equipment.

In March 2003, the Corporation identified an opportunity to acquire a fully equipped machine shop in Calgary close to Tesco’s existing manufacturing facilities. The purchase of this facility would allow Tesco to accomplish many of the objectives of the planned consolidated manufacturing and operations facility. Most importantly, it would provide the ability to fast track the production of Casing Drilling™ down hole tools and consumables. Management has decided to pursue this opportunity and is in the process of concluding the purchase, with a planned closing date of June 30, 2003. In conjunction with this decision, management has shelved its plans to construct a new, consolidated facility and is actively selling the land that had been acquired for this purpose.

All of these investments have been made without resorting to additional external financing either by way of debt or equity. Management believes that the Corporation is still in a strong financial position and recognizes that this strong financial position must be maintained to permit Tesco to meet its growth objectives. Consequently, management has initiated a review of all of the Corporation’s assets and its cost structure to:

·	Identify and rationalize under-performing assets, particularly working capital;

·	Modify management and operational structures to maximize shareholder return from revenues.

The Corporation is in compliance with all covenants relating to its issue of Senior Notes at March 31, 2003, except that, as a result of losses incurred due to the downturn in activity levels in 2002, the Corporation was in breach of the financial covenant that requires the Corporation to maintain a specified level of earnings coverage of its fixed charges, computed based on cumulative totals of earnings and fixed charges for six preceding quarters. The Corporation expects, based on anticipated levels of profitability, to be in compliance with this covenant by the end of this fiscal year and has obtained representations that a waiver of this covenant will be provided until December 31, 2003. The Corporation’s compliance with all other financial covenants continues to exceed the requirements by a substantial margin.

Outlook

Oil and gas commodity prices are at levels that have historically generated significant drilling activity, which should result in a promising outlook for the drilling industry and Tesco for the balance of 2003. The political situation in the Middle East and the condition of the US economy will continue to be significant factors affecting the industry’s future.

Tesco’s revenues have grown consistently over the last four quarters in response to improved industry conditions and the development of Casing Drilling™ and casing running activities. Management expects these trends to continue through the rest of 2003. The remainder of 2003 will also see an increased focus on managing the Corporation’s balance sheet to ensure that working capital is maintained at levels appropriate for current business volumes and cash is available to invest in those business opportunities that have significant profit potential and are consistent with the Corporation’s strategy.

TESCO CORPORATION 2003 FIRST QUARTER REPORT  4

TESCO CORPORATION
CONSOLIDATED BALANCE SHEETS
AT MARCH 31, 2003 AND DECEMBER 31, 2002
(Amounts stated in thousands of Canadian dollars)
(Unaudited)

	March 31	December 31
	2003	2002

ASSETS
CURRENT
Cash and short term deposits	$32,635	$58,687
Accounts receivable	67,917	58,808
Income taxes recoverable	5,856	4,878
Inventories	54,739	42,915

	161,147	165,288
PROPERTY, PLANT AND EQUIPMENT	154,696	151,778
INVESTMENT	10,324	10,324
GOODWILL	4,220	4,170
INTANGIBLE AND OTHER ASSETS	18,037	16,875

	$348,424	$348,435

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$28,862	$26,220
LONG TERM DEBT	68,191	72,833
FUTURE INCOME TAXES	8,782	8,608

	105,835	107,661

CONTINGENCY (Note 5)
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 3)	153,333	151,826
RETAINED EARNINGS	89,256	88,948

	242,589	240,774

	$348,424	$348,435

5  TESCO CORPORATION 2003 FIRST QUARTER REPORT

TESCO CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS THREE
MONTHS ENDED MARCH 31, 2003 AND 2002
(Amounts stated in thousands of Canadian dollars — except per share information)
(Unaudited)

	Three Months

	2003	2002

SALES	$46,769	$38,495
COST OF SALES	27,821	25,443

GROSS PROFIT	18,948	13,052

EXPENSES
Product development	2,849	3,952
Selling, general and administration	9,592	7,616
Depreciation and amortization	3,692	2,879
Financial (income) expense (Note 2)	2,333	821

	18,466	15,268

EARNINGS (LOSS) BEFORE INCOME TAXES	482	(2,216)

INCOME TAXES
Current	—	468
Future	174	(1,367)

	174	(899)

NET EARNINGS (LOSS) FOR THE PERIOD	308	(1,317)
Retained earnings, beginning of period	88,948	90,084

RETAINED EARNINGS, END OF PERIOD	$89,256	$88,767

Earnings (loss) per share:
Basic	$0.01	$(0.04)
Diluted	$0.01	$(0.04)
Weighted average number of shares:
Basic	34,367,807	33,926,114
Diluted	34,807,003	34,442,108

TESCO CORPORATION 2003 FIRST QUARTER REPORT  6

TESCO CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2003 AND 2002
(Amounts stated in thousands of Canadian dollars)
(Unaudited)

	Three Months

	2003	2002

OPERATING ACTIVITIES
Net earnings (loss) for the period	$308	$(1,317)
Adjusted for items not involving cash - Future income taxes	174	(1,367)
Unrealized (gains) losses on exchange	(4,211)	54
Depreciation and amortization	3,692	2,879
Amortization of deferred maintenance costs	844	—
Amortization of financial items	27	—
Equity in earnings of affiliate	—	(139)

	834	110
Changes in non-cash balances affecting operations (Note 4)	(18,745)	(876)
Expenditures on deferred maintenance costs	(2,739)	—

	(20,650)	(766)

INVESTING ACTIVITIES
Additions to property, plant and equipment	(7,416)	(6,642)
Increase (decrease) in accounts payable	(524)	1,941

	(7,940)	(4,701)
Proceeds on sale of capital assets	1,080	135
Additional purchase costs of Bo Gray assets	(49)	—
Payments received on notes	—	263

	(6,909)	(4,303)

FINANCING ACTIVITIES
Issue of share capital	1,507	2,341

INCREASE (DECREASE) IN CASH FOR THE PERIOD	(26,052)	(2,728)
Cash, beginning of period	58,687	134,568

CASH, END OF PERIOD	$32,635	$131,840

7  TESCO CORPORATION 2003 FIRST QUARTER REPORT

TESCO CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2003 AND 2002
(Amounts stated in thousands of Canadian dollars)
(Unaudited)

1. ACCOUNTING POLICIES

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the Corporation’s audited consolidated financial statements for the year ended December 31, 2002.

2. FINANCIAL (INCOME) EXPENSE

	Three Months

	2003	2002

Interest income	$(199)	$(687)
Interest expense	1,340	1,392
Foreign exchange loss	1,134	236
Equity in earnings of affiliate	—	139
Other financial items	58	(259)

	$2,333	$821

3. SHARE CAPITAL

          Issued common shares:

	Three Months

	2003		2002

	Number of shares	Amount	Number of shares	Amount

Balance, December 31	34,342,796	$151,826	33,891,931	$146,983
Issued for cash on exercise of options	148,167	1,507	217,749	2,341

Balance, March 31	34,490,963	$153,333	34,109,680	$149,324

          Stock options:

	Three Months

	2003		2002

	# of options	Average	# of options	Average
		exercise price		exercise price

Balance, January 1	2,038,202	$14.30	2,123,967	$12.51
Granted	100,000	$14.40	525,000	$19.35
Exercised	(148,167)	$10.17	(217,749)	$10.78
Expired	(12,450)	$17.67	(61,750)	$12.47

Balance, March 31	1,977,585	$14.60	2,369,468	$14.28

TESCO CORPORATION 2003 FIRST QUARTER REPORT  8

The Corporation recognizes no compensation costs in respect of options granted under its employee Stock Option Plan. Details of options granted since January 1, 2002 and their fair values, determined using the Black Scholes option-pricing model, are as follows:

Date	Options	Exercise	Time to	Risk free	Volatility	Fair value
of grant	granted	price	exercise (years)	interest rate		($'000's)

Mar 14/02	525,000	$19.35	4	4.83%	69%	5,600
Mar 26/03	100,000	$14.40	4	4.27%	64%	746

The Corporation does not anticipate paying any dividends during the expected life of these options.

If the Corporation applied the fair value method of accounting for stock-based compensation, the estimated fair values of each option grant would be recorded as additional compensation expense over the vesting period of the options. The pro-forma effect of applying this method of accounting would be to create a loss for the three months ended March 31, 2003 of $372 and a net loss per basic and diluted share of $0.01.

4. SUPPLEMENTARY CASH FLOW INFORMATION

Components of changes in non-cash balances affecting operations are:

	Three Months

	2003	2002

Decrease (increase) in accounts receivable	$(9,109)	$12,793
Increase (decrease) in income taxes payable	—	(588)
Decrease (increase) in income taxes recoverable	(978)	(251)
Decrease (increase) in inventories	(11,824)	(10,130)
Increase (decrease) in accounts payable and accrued liabilities	3,166	(2,700)

	$(18,745)	$(876)

          Cash payments in respect of:

	Three Months

	2003	2002

Interest	$2,771	$2,812
Income taxes	$978	$1,274

          Cash receipts in respect of:

	Three Months

	2003	2002

Interest	$339	$784
Income taxes	$—	$—

5. CONTINGENCY

The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by Tesco’s Mexican operations, commencing in 1996, are not deductible for Mexican tax purposes. Management, in consultation with its Mexican tax advisors, is disputing the position of the tax authorities and is unable to make any reasonable estimate at this time of the amount of additional expense, if any, that may be incurred by the Corporation in resolving this issue.

9  TESCO CORPORATION 2003 FIRST QUARTER REPORT

TESCO CORPORATION
SEGMENT INFORMATION
THREE MONTHS ENDED MARCH 31, 2003 AND 2002
(Amounts stated in thousands of Canadian dollars)
(Unaudited)

Three months to:		March 31, 2003					March 31, 2002

	Revenues				Revenues
Operations:			Depreciation	Earnings			Depreciation	Earnings
		Third	and	before		Third	and	before
	Internal	party	amortization	taxes	Internal	party	amortization	taxes

Products	$17,403	$13,038	$258	$2,027	$2,425	$13,272	$263	$(1,472)
Wellsite Services	2,407	33,731	2,785	6,488	1,258	25,223	2,188	5,686\

	$19,810	$46,769	3,043	8,515	$3,683	$38,495	2,451	4,214

Intersegment eliminations			—	273			3	180
Product development expense			209	(2,849)			—	(3,696)
Corporate items			440	(5,457)			425	(2,914)

			$3,692	$482			$2,879	$(2,216)

Geographic:
	Revenues	Revenues

Canada	$9,503	$6,578
United States	17,478	16,146
Mexico	11,576	3,772
South America	2,258	3,562
South East Asia	2,712	5,569
Europe, Africa and Middle East	3,242	2,868

	$46,769	$38,495

TESCO CORPORATION 2003 FIRST QUARTER REPORT  10

Tesco Corporation 6204 — 6A Street S.E., Calgary, Alberta, Canada T2H 2B7 Tel: 403 233-0757 Fax: 403 252-3362 investors@tescocorp.com www.tescocorp.com